Exhibit 3.1

Delaware

The First State

Page 1

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NUTEX HEALTH INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF JULY, A.D. 2024, AT 10:03 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

3211383 8100
SR# 20243028257

Authentication: 203832568
Date: 07-01-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDMENT NO. 2

TO SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NUTEX HEALTH INC.

Nutex Health Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”) does hereby certify that:

1.	The name of this Corporation is Nutex Health Inc. and this Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware on April 13, 2000 under the name “Big Vault.com, Inc.”

2.	On April 9, 2024, the Corporation filed an Amendment to Second Amended and Restated Certificate of Incorporation of Nutex Health Inc. (the “First Amendment”) to effect a reverse stock split of its common stock at a reverse stock split ratio of 1-15.

3.	The Second Amended and Restated Certificate of Incorporation of the Corporation, as amended by the First Amendment (as so amended, the “Certificate of Incorporation”), is hereby further amended by adding a new paragraph to Article FOURTH, which, as amended, shall in its entirety read as follows:

FOURTH:   The total number of shares of stock which the Corporation shall have authority to issue is 950,000,000 shares of Common Stock, $.001 par value per share.

Effective as of 11:59 p.m. Eastern time on April 9, 2024, every 15 (the “Reverse Split Factor”) outstanding shares of Common Stock shall without further action by the Corporation or the holder thereof be combined into and automatically become one share of Common Stock (the “Reverse Stock Split”); provided, however, no fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split, and instead, the Corporation shall issue one full share of post-Reverse Stock Split Common Stock to any stockholder who would have been entitled to receive a fractional share of Common Stock as a result of the Reverse Stock Split.

Additional Reverse Stock Split. In addition to having effected the initial Reverse Stock Split on April 9, 2024 at a reverse stock split ratio of 1-15, and effective as of 11:59 p.m. Eastern time on July 2, 2024, every 10 shares of Common Stock outstanding after the April 9, 2024 Reverse Stock Split shall without further action by the Corporation or the holder thereof be combined into and automatically become one share of Common Stock (the “Additional Reverse Stock Split”); provided, however, no fractional shares of Common Stock shall be issued in connection with the Additional Reverse Stock Split, and instead, the Corporation shall issue one full share of post-Additional Reverse Stock Split Common Stock to any stockholder who would have been entitled to receive a fractional share of Common Stock as a result of the Additional Reverse Stock Split.

4.	This Amendment No. 2 to the Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

IN WITNESS WHEREOF, this Amendment to Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on the 1st day of July, 2024.

By: /s/ Thomas T. Vo

Chief Executive Officer and Chairman